
07083011

Bank Building Corporation

2006 Annual Report





Dear Shareholders:

As we have discussed previously, the primary purpose of Bank Building Corporation is to acquire, develop and lease offices to a group of participating banks. On December 29, 2006, the ten participating banks merged to create one bank under the name of Carter Bank & Trust. While the merger has created a different corporate structure, the relationship between Bank Building Corporation and Carter Bank & Trust will not change. We anticipate continuing to acquire, develop and lease offices to Carter Bank & Trust. As other opportunities have presented themselves, the Company has acquired several commercial properties, including a restaurant, two shopping centers, and an office complex. We anticipate taking advantage of similar opportunities when available.

We did not purchase any new bank or other properties during 2006. We are, however, continuing to evaluate new investments and will keep you informed of our progress.

The Company earned $225,452, or $0.57 per share, during 2006, compared to $321,603, or $0.81 per share, during 2005, a decrease of $96,481 or 30%. The reduction in earnings is a result of an increase in interest expense, legal and professional fees and other expense.

The Proxy Statement and Proxy Card for the 2007 Annual Meeting of Shareholders are enclosed. The meeting will be held on December 11, 2007 at the Bank Services of Virginia Operations Center located at 320 College Drive in Martinsville, Virginia. We sincerely hope you will be able to attend the meeting.

Sincerely,



Worth Harris Carter, Jr.
Chairman of the Board and President

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Bank Building Corporation has prepared and is responsible for the accompanying financial statements, together with the financial data and other information presented in this annual report. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles appropriate under the circumstances. The financial statements include amounts that are based on management's best estimates and judgments.

Management maintains and depends upon an internal accounting control system designed to provide reasonable assurance that transactions are executed in accordance with management's authorization, that financial records are reliable as the basis for preparation of all financial statements, and that the Company's assets are safeguarded. The design and implementation of all systems of internal control are based on judgments required to evaluate the costs of control in relation to the expected benefits and to determine the appropriate balance between these costs and benefits.

The Board of Directors functions as the audit committee and meets periodically with the independent public accountants and management to review accounting, auditing and internal reporting matters. The independent public accountants have free access to the Board, without management present, to discuss the results of their audit work and their evaluations of internal controls and the quality of financial reporting.

The financial statements in this annual report have been audited by the Company's independent auditors, Goodman & Company, for the purposes of determining that the financial statements are presented fairly. Their independent professional opinion on the Company's financial statements is presented with the attached financial statements.

Worth Harris Carter, Jr.

Chairman of the Board, President and
Chief Financial Officer

MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND PERFORMANCE AND PLAN OF OPERATIONS

The primary purpose of the Bank Building Corporation (the Corporation) is to acquire and develop property for lease as bank offices to Carter Bank & Trust (the Bank). Carter Bank and Trust commenced business on December 29, 2006 with the concurrent merging of the following ten Banks (the Merger): Blue Ridge Bank, National Association, Floyd, Virginia; Central National Bank, Lynchburg, Virginia; Community National Bank, South Boston, Virginia; First National Bank, Rocky Mount, Virginia; First National Exchange Bank, Roanoke, Virginia; Mountain National Bank, Galax, Virginia; Patrick Henry National Bank, Bassett, Virginia; Patriot Bank, National Association, Fredericksburg, Virginia; Peoples National Bank, Danville, Virginia; Shenandoah National Bank, Staunton,Virginia (collectively, the Merged Banks).

Prior to the Merger, the primary purpose of the Corporation was to acquire and develop property for lease as bank offices to the Merged Banks. The Corporation intends to continue conducting its business substantially the same manner as it did prior to the Merger.

The selection of sites and construction of the offices is done by the Bank to insure the needs of the Bank are met. There are, however, no commitments on the part of the Bank to present prospective office properties to the Corporation nor are there any commitments on the part of the Corporation to accept any prospective office properties offered by the Bank.

The initial lease terms for a bank office are set to cover all carrying costs of the particular site plus a small amount for the accounting and record keeping costs of the Corporation. Subsequent lease terms are negotiated between the Bank and the Corporation based on the conditions in the relevant market at that time.

Regardless of the amount of property purchased by the Corporation, the lease with the Bank includes only the portion of the property utilized for the branch. The allocation of costs between the branch site and other property is based on the relative size and market value of each segment. Any property other than that used for the branch will be developed, leased or sold by the Corporation. Any buildings or other developments on this property will be compatible with the design of the bank office and consistent with the conduct of the business of banking.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Critical accounting policies are defined as those that require management to make estimates, judgements and assumptions, giving due consideration to materiality, in certain circumstances that affect amounts reported in the financial statements, and potentially result in materially different results under different conditions and assumptions. The Corporation considers the following accounting policies to be critical policies which involve various estimation processes: accounting for the acquisition and classification of real estate assets, and accounting for the disposition and impairment of real estate assets.

Acquisition and Classification of Real Estate Assets

The majority (80%) of the Corporations's properties are acquired from the Bank at carrying value. Each acquisition from the Bank is evaluated under SFAS No. 98, "Accounting for Leases; Sale-Leaseback Transactions Involving Real Estate; Sales-Type Leases of Real Estate; Definition of the Lease Term; Initial Direct Costs of Direct Financing Lease", to determine whether the transfer qualifies as an accounting sale from and leaseback to the Bank. Once management determines that sale leaseback accounting is appropriate, directly owned and leased assets are classified as real estate held and leased under the operating method, or as net investment in financing leases at the inception of a lease, for financial reporting purposes. This classification is based on several criteria, including financing leases, but not limited to, estimates of the remaining economic life of the leased assets and the calculation of the present value of future minimum rents. The classification criteria are intended to indicate whether the risks and rewards of ownership are retained by the lessor or substantially transferred to the lessee.

Dispositions and Impairment of Real Estate

Gains and losses on dispositions of real estate are recognized upon sale of the underlying project in accordance with Statement of Financial Accounting Standards No. 66, " Accounting for Sales of Real Estate". The Corporation evaluates each real estate sale transaction to determine if it qualifies for gain recognition under the full accrual method. If the transaction does not meet the criteria for the full accrual method of profit recognition based on the Corporation's assessment, the Corporation accounts for a sale based on an appropriate deferral method determined by the nature and extent of the buyer's investment and the Corporation's continuing involvement. FASB Statement No. 144 "Accounting for Impairment of Disposal of Long-Lived Assets", requires that long-lived assets held and used by an entity be reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This Statement also specifies criteria for reclassification and measurement for long-lived assets held for sale.

Properties

The Corporation did not acquire additional properties during 2006. As of December 31, 2006, the Corporation owned 46 offices that were leased to the Bank under triple net operating leases. The Bank is responsible for all property taxes, insurance and maintenance costs on each leased office. The Corporation incurs interest and depreciation expenses related to each office as well as other, minimal operating costs.

The Corporation also owns the Westlake Corner Shopping Center near Smith Mountain Lake. This center consists of 50,000 square feet of space on 29 acres. The anchor tenants for the center are Food Lion, CVS Pharmacy, and Family Dollar Store. First National Bank, Rocky Mount, Virginia opened an office on a 10 acre tract of this property on June 5, 1998.

The Corporation also owns Blackstone Properties, L.L.C, a wholly owned subsidiary. Blackstone Properties owns two properties: a shopping center in Blackstone, Virginia and Executive Office Park, an office complex located in Roanoke, Virginia. The shopping center maintains various retail tenants. Executive Office Park is an office complex consisting of six separate buildings containing approximately 54,000 square feet of space divided into 28 suites. The Corporation also owns a Golden Corral Restaurant in Raleigh, North Carolina, which it leases to a third party.

Long-term debt consists of the following at December 31:	**2006**	**2005**
Mortgage loan secured by real estate (Lake Shopping Center) and related leases. Monthly payments are $19,403 including principal and interest at 8.25% at December 31, 2006, with the final payment due in 2012	$ 976,720	$ 1,122,386
Mortgage loan secured by real estate (Lake Shopping Center) and related leases. Monthly payments are $8,418 including principal and interest at 7.00% as of December 31, 2006, with the final payment in 2011.	413,209	482,638
Mortgage loan secured by real estate (Blackstone Shopping Center) and related leases. Monthly payments are $18,175 including principal and interest at 8.38% as of December 31, 2006, with the final payment due in 2018	1,738,602	1,830,305
Mortgage loan secured by real estate (Golden Corral Restaurant) and related lease. Monthly payments are $16,302 including principal and interest at 6.0% as of December 31, 2006, with the final payment due in 2013.	1,147,225	1,269,984
Mortgage loan secured by real estate (Executive/Office Park) and related leases. Monthly payments are $17,444 including principal and interest at 7.00% as of December 31, 2006, with the final payment due in 2021.	1,928,492	2,000,085
Mortgage loans secured by real estate (branch bank facilities) and related leases. Monthly payments at December 31, 2006 are $212,379, including principal and interest, with the final payments due from 2017 to 2024. Interest rates range from 6.00% to 8.75% at December 31, 2006, and are subject to adjustments at various times	23,561,434	24,174,414
	29,765,682	30,879,812
Less current portion	(1,619,268)	(3,373,848)
	$28,146,414	$27,505,964

Operating Results

Net Income. The corporation generated net income in 2006 of $225,452, or $0.57 per share, compared to net income in 2005 of $321,603, or $0.81 per share, and net income in 2004 of $272,564, or $0.68 per share. The decrease of $96,151, from 2005 to 2006 is primarily attributable to the increase in legal and professional fees and several other operating expenses, while the increase of $49,039 from 2004 to 2005 is attributable to the decrease in several operating expenses, interest expense being the largest decrease. This decrease was due to lower interest payments on variable rate mortgages. Lease income, which has historically been the Corporation's principal source of revenue, was $3,909,676 in 2006, an increase of 2.5% from lease income in 2005 of $3,813,319. In comparison, the lease income in 2004 decreased 2% to $3,813,319 from $3,906,992 in 2004. Lease income accounted for 99.7% of total income in 2006, 98.8% in 2005 and 98.5% in 2004.

Operating Expenses. Operating expenses for 2006 were $3,549,161 compared to $3,348,284 for 2005. This increase of $200,877, or 6%, is due mainly to an increase in legal and professional fees and several other operating expenses. Repairs and depreciation decreased. In comparison, operating expenses for 2004 of $3,500,123 decreased to $3,348,284 in 2005, mainly due to the decrease in interest expense.

Interest expense increased to $2,372,593 in 2006 from $2,253,235 in 2005, an increase of $119,658 or 5.3%. Interest expense for 2005, when compared to 2004, decreased $170,424 or 7%.

Operating expenses, other than depreciation and interest, consist largely of amortization, real estate taxes and insurance, repairs and the cost of corporate functions, including legal and accounting fees. These expenses increased to $508,555 in 2006 from $422,359 in 2005, for an increase of $86,196 or 20.4%. The increase in professional fees were principally attributable to additional professional services rendered in connection with the review of multiple delinquent periodic reports. All other categories also increased from 2005 to 2006 with the exception of repairs which decreased slightly. In comparison, these other operating expenses rose to $422,359 in 2005 from $412,534 in 2004, for an increase of $9,825, or 2.4%. Expenses for taxes, insurance and professional fees rose from 2004 to 2005, while repair and other expenses decreased.

The effective income tax rate was 39.4% in 2006, 37.1% in 2005, and 41.5% in 2004. The changes each year were due to changes in components of income, primary tax on regular income, capital gains on sales of property and investments and the effect of these items on deferred tax.

Analysis of Financial Condition, Liquidity and Capital Resources

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of business operations. The Corporation's main source of liquidity is lease income. Lease income was $3,909,676 in 2006, $3,813,319 in 2005 and $3,906,992 in 2004. Cash outflows consist of payments for operating expenses, interest expense, income taxes, and mortgage borrowings. The Corporation's cash flow from operations was $609,851 for 2006 compared to $1,171,323 for 2005, and $764,469 for 2004.

As of December 31, 2006, the Corporation's other sources of liquidity consist of $88,277 in cash and potential sales proceeds from real estate having an aggregate book value of approximately $31,656,245 at December 31, 2006. Management believes that its cash flow from operations and these other potential sources of cash will be sufficient to finance current and projected operations.

The Corporation has not paid dividends to its shareholders.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

The following paragraphs outline several accounting pronouncements that will become effective in future years.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140." This statement amends Statements No. 133 and 140 by: permitting fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation; clarifying which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133; establishing a requirement to evaluate interests in securitized financial assets to identify interest that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifying that concentrations of credit risk in the form of subordination are not embedded derivatives; and amending Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The statement is effective for fiscal years beginning after September 15, 2006. The adoption of this standard is not anticipated to have a material impact on financial condition, result of operations or cash flows.

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109," which provides guidance on the measurement, recognition, and disclosure of tax positions taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, and disclosure, FIN 48 prescribes that a tax position should only be recognized if it is more-likely-than-not that the position will be sustained upon examination by the appropriate taxing authority. A tax position that meets this threshold is measured as the largest amount of benefit that is more-likely-than-not (greater than 50 percent) realized upon ultimate settlement. The cumulative effect of applying FIN 48 is to be reported as an adjustment to the beginning balance of retained earnings in the period of adoption. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation is assessing the impact, if any, that adoption may have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. While the Statement applies under other accounting prouncements that require or permit fair value measurements, it does not require any new fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. In addition, the Statement establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Lastly, SFAS No. 157 requires additional disclosures for each interim and annual period separately for each major category of assets and liaibilities. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management does not expect the adoption of this Statement to have a material impact on the Corporation's financial statements.

In September 2006, the Securities and Exchange Commission (the"SEC") released Staff Accounting Bulletin No. 108 ("SAB 108"), which provides detail in the quantification and correction of financial statement misstatements, SAB 108 specifies that companies should apply a combination of the "rollover" and "iron curtain" methodologies when making determinations of materiality. The rollover method quantifies a misstatment based on the amount of the error originating in the current year income statement. The iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, regardless of the year(s) of origination. SAB 108 instructs companies to quantifiy the misstatements under both methodologies and if either method results in the determination of a material error, then the company must adjust its financial statements to correct the error. SAB 108 also reminds preparers that a change from an accounting principle that is not generally accepted to a principle that is generally accepted is a correction of an error. The Bulletin is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. Management does not expect the adoption of this Bulletin to have a material impact on the Corporation's consolidated financial statements.


Goodman
& COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors

Board of Directors
Bank Building Corporation

We have audited the accompanying consolidated balance sheets of ***Bank Building Corporation and subsidiary***, as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ***Bank Building Corporation and subsidiary*** as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Goodman & Company, LLP

Danville, Virginia
March 27, 2007

Consolidated Balance Sheets

December 31, 2006 and 2005

ASSETS:	2006	2005
Current assets		
Cash	$ 88,277	$ 110,119
Income taxes receivable	54,242	—
Total current assets	142,519	110,119
Property - net	31,656,245	32,266,395
Other assets	179,806	194,709
Total assets	$ 31,978,570	$ 32,571,223

LIABILITIES AND SHAREHOLDERS' EQUITY:	2006	2005
Current liabilities		
Accounts payable	$ 1,820	$ 58,048
Accrued interest	196,452	195,492
Income taxes payable	—	184,839
Current portion of long-term debt	1,619,268	3,373,848
Notes payable	565,000	25,000
Total current liabilities	2,382,540	3,837,227
Long-term liabilities		
Long-term debt-net of current portion	28,146,414	27,505,964
Deferred income taxes	62,445	66,313
Total long-term liabilities	28,208,859	27,572,277
Total liabilities	30,591,399	31,409,504
Stockholders' equity		
Common Stock, no par value, 400,000 shares authorized; 398,244 shares issued and outstanding	—	—
Retained earnings	1,387,171	1,161,719
Total stockholders' equity	1,387,171	1,161,719
Total liabilities and stockholders' equity	$31,978,570	$32,571,223

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
OPERATING INCOME:			
Lease income	$ 3,909,676	$ 3,813,319	$ 3,906,992
Gain on sale of property	—	46,494	58,847
Other income	11,427	17	—
Total income	3,921,103	3,859,830	3,965,839
OPERATING EXPENSES:			
Interest	2,372,893	2,253,235	2,423,659
Depreciation	667,713	672,690	663,930
Amortization	16,914	16,914	16,914
Taxes and insurance	92,066	85,828	84,806
Repairs	124,590	136,332	157,347
Professional fees	104,559	71,594	31,556
Other	170,426	111,691	121,911
Total operating expenses	3,549,161	3,348,284	3,500,123
Income before income taxes	371,942	511,546	465,716
Income taxes	146,490	189,943	193,152
Net income	$ 225,452	$ 321,603	$ 272,564
Basic and diluted earnings per share	$ 0.57	$ 0.81	$ 0.68
Weighted average shares outstanding	398,244	398,244	398,244

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

Years ended December 31, 2006, 2005, and 2004

	Capital	Paid-in Capital	Retained Earnings	Total
Balance - December 31, 2003	$ —	$ —	$ 567,552	$ 567,552
Net Income	—	—	272,564	272,564
Balance - December 31, 2004	—	—	840,116	840,116
Net Income	—	—	321,603	321,603
Balance - December 31, 2005	—	—	1,161,719	1,161,719
Net Income	—	—	225,452	225,452
Balance - December 31, 2006	$ —	$ —	$ 1,387,171	$ 1,387,171

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities:			
Net Income	$ 225,452	$ 321,603	$ 272,564
Adjustments to reconcile to net cash from operating activities:			
Depreciation	667,713	672,690	663,930
Amortization	16,914	16,914	16,914
Gain on sale of property	—	(46,494)	(58,847)
Deferred income taxes	(3,868)	(12,667)	(1,052)
Changes in:			
Accounts receivable	—	158,035	(158,035)
Income taxes receivable	(54,242)	—	—
Other assets	(2,011)	95	(1,738)
Accounts payable	(56,228)	56,228	(250)
Income taxes payable	(184,839)	(9,365)	58,990
Accrued interest	960	15,284	(28,007)
Net cash from operating activities	609,851	1,172,323	764,469
Cash flows from investing activities:			
Purchase of property	(57,563)	(207,358)	(91,348)
Proceeds from sale of property	—	224,692	298,012
Net cash from investing activities	(57,563)	17,334	206,664
Cash flows from financing activities:			
Repayment of long-term debt	(1,114,130)	(1,100,760)	(993,980)
Proceeds from note payable	940,000	25,000	—
Repayment of notes payable	(400,000)	—	(60,000)
Net cash from financing activities	(574,130)	(1,075,760)	(1,053,980)
Net change in cash	(21,842)	113,897	(82,847)
Cash - beginning of year	110,119	(3,778)	79,069
Cash (overdraft) at end of year	$ 88,277	$ 110,119	$ (3,778)
Supplemental disclosures of cash flow information:			
Cash paid for interest	$2,371,933	$ 2,237,952	$2,451,668
Cash paid for income taxes	$ 389,439	$ 207,550	$ 145,767

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

Note 1 - ORGANIZATION AND NATURE OF BUSINESS

Bank Building Corporation (the Corporation) conducts its business from its office located in Martinsville, Virginia. The principal business activity of the Corporation is to acquire and develop property for lease as bank offices to Carter Bank & Trust. Carter Bank & Trust consists of ten banks that merged December 29, 2006. These banks were Blue Ridge Bank, National Association, Floyd, Virginia; Central National Bank, Lynchburg, Virginia; Community National Bank, South Boston, Virginia; First National Bank, Rocky Mount, Virginia; First National Exchange Bank, Roanoke, Virginia; Mountain National Bank, Galax, Virginia; Patrick Henry National Bank, Bassett, Virginia; Patriot Bank, National Association, Fredericksburg, Virginia; Peoples National Bank, Danville, Virginia and Shenandoah National Bank, Staunton, Virginia. The Corporation also acquires funds for site acquisitions and development from banks other than Carter Bank & Trust. The Corporation and its subsidiary Blackstone Properties, LLC (Blackstone) also own and lease two shopping centers, an office park and a restaurant.

The Corporation does not have any paid employees or directors. All of its accounting, other professional services, record keeping and other operational needs will be met by other organizations on a fee-for-service basis. It is contemplated that such fees will be based on time expended plus reimbursable expenses. It is anticipated that such costs and expenses will be covered by the lease payments from the lease of the bank branches. At the present time, Bank Services of Virginia, Inc., provides these services. Bank Services also currently provides various bookkeeping and related services for Carter Bank & Trust.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

All intercompany transactions between the Corporation and Blackstone have been eliminated in these consolidated financial statements.

Cash and Cash Equivalents

The Corporation considers all highly liquid investments with a purchased maturity of three months or less to be cash and cash equivalents.

Lease and Other Income

The Corporation leases its properties under noncancelable operating leases. Lease income is recognized ratably over the lease term. Other income represents fees charged to tenants for maintenance, insurance, and taxes as incurred.

Accounts Receivable and Bad Debts

Receivables are charged to bad debt expense when they are determined to be uncollectible, based upon a periodic review of the accounts by management.

Other Assets

Other assets represent loan origination fees being ratably amortized over the life of the loan and are included in other assets. Accumulated amortization of loan fees amounted to $117,233 and $100,319 at December 31, 2006 and 2005 respectively.

Property

Property is stated at cost and is depreciated using the straight-line method over the estimated useful lives (40 years) of the assets.

In accordance with, FASB Statement No. 144 "Accounting for Impairment of Disposal of Long-Lived Assets", the Corporation reviews long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could vary from these estimates.

Income Taxes

Deferred taxes are provided on the asset and liability method. Deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax return bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The only significant timing differences consists of loan origination fees, that are expensed, for income tax purposes, when incurred, but amortized over the life of the related loan for financial reporting purposes.

Earnings Per Share

Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were issued, converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The Corporation had no common stock equivalents during the periods ended December 31, 2006, 2005, and 2004; therefore, diluted earnings per share equal basic earnings per share.

Acquisition and Classification of Real Estate Assets

The majority (80%) of the Corporation's properties are acquired from Carter Bank & Trust at carrying value. Each acquisition from Carter Bank & Trust is evaluated under SFAS No.98, "Accounting for Leases; Sale-Leaseback Transactions Involving Real Estate; Sales-Type Leases of Real Estate; Definition of the Lease Term; Initial Direct Costs of Direct Financing Lease," to determine whether the transfer qualifies as an accounting sale from and leaseback to the Bank. Once Management determines that the sale leaseback accounting is appropriate, directly owned and leased assets are classified as real estate held and leased under the operating method, or as net investment in at the inception of a lease, for financial reporting purposes. This classification is based on several criteria, including, but not limited to, estimates of the remaining economic life of the leased assets and the calculation of the present value of future minimum rents. The classification criteria are intended to indicate whether the risks and rewards of ownership are retained by the lessor or substantially transferred to the lessee. As Management has determined that the criteria for classification as an operating lease are met, and that the Corporation retains the risks and rewards of ownership, all of the Corporation's Leases are currently classified as operating leases.

Dispositions and Impairment of Real Estate

Gains and losses on disposition of real estate are recognized upon sale of the underlying project in accordance with Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate." The Corporation evaluates each real estate sale transaction to determine if it qualifies for gain recognition under the full accrual method. If the transaction does not meet the criteria for the full accrual method of profit recognition based on the Corporation's assessment, the Corporation accounts for a sale based on an appropriate deferral method determined by the nature and extent of the buyer's investment and the Corporation's continuing involvement. All of the Corporation's sales are recorded under the full accrual method.

Recent Accounting Pronouncements

In May, 2005, the FASB issued Statement No. 154, " Accounting Changes and Error Corrections: a replacement of APB opinion No. 20 and FASB Statement No. 3." This Statement requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings. This Statement improves financial reporting because its requirement to report voluntary changes in accounting principles via retrospective application, unless impracticable, enhances the consistency of financial information between periods. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Adoption of this statement had no material impact on the Corporation's financial condition or results of operations or cash flows.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140." This statement amends Statements No. 133 and 140 by: permitting fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation; clarifying which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133; establishing a requirement to evaluate interests in securitized financial assets to identify interest that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifying that concentrations of credit risk in the form of subordination are not embedded derivatives; and amending Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The statement is effective for fiscal years beginning after September 15, 2006. The adoption of this standard is not anticipated to have a material impact on financial condition, result of operations or cash flows.

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109," which provides guidance on the measurement, recognition, and disclosure of tax positions taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, and disclosure, FIN 48 prescribes that a tax position should only be recognized if it is more-likely-than-not that the position will be sustained upon examination by the appropriate taxing authority. A tax position that meets this threshold is measured as the largest amount of benefit that is more-likely-than-not (greater than 50 percent) realized upon ultimate settlement. The cumulative effect of applying FIN 48 is to be reported as an adjustment to the beginning balance of retained earnings in the period of adoption. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation is assessing the impact, if any, that adoption may have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. While the Statement applies under other accounting prouncements that require or permit fair value measurements, it does not require any new fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. In addition, the Statement establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Lastly, SFAS No. 157 requires additional disclosures for each interim and annual period separately for each major category of assets and liaibilities. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management does not expect the adoption of this Statement to have a material impact on the Corporation's financial statements.

In September 2006, the Securities and Exchange Commission (the"SEC") released Staff Accounting Bulletin No. 108 ("SAB 108"), which provides detail in the quantification and correction of financial statement misstatements, SAB 108 specifies that companies should apply a combination of the "rollover" and "iron curtain" methodologies when making determinations of materiality. The rollover method quantifies a misstatement based on the amount of the error originating in the current year income statement. The iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, regardless of the year(s) of origination. SAB 108 instructs companies to quantifiy the misstatements under both methodologies and if either method results in the determination of a material error, then the company must adjust its financial statements to correct the error. SAB 108 also reminds preparers that a change from an accounting principle that is not generally accepted to a principle that is generally accepted is a correction of an error. The Bulletin is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. Management does not expect the adoption of this Bulletin to have a material impact on the Corporation's consolidated financial statements.

Note 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:	2006	2005
Land	$10,133,050	$ 10,130,519
Buildings	26,596,568	26,541,536
	36,729,618	36,672,055
Less - accumulated depreciation	(5,073,373)	(4,405,660)
	$31,656,245	$ 32,266,395

Note 4 - LEASES

The primary purpose of the Corporation is to acquire and develop property for lease as bank offices to Carter Bank & Trust. The selection of sites and construction of the offices is performed by Carter Bank & Trust to ensure the needs of the bank are met. There are, however, no commitments on the part of Carter Bank & Trust to present prospective office properties to the Corporation, nor are there any commitments on the part of the Corporation to accept any prospective office properties offered by Carter Bank & Trust.

At December 31, 2006, the Corporation owned 46 offices that are leased to Carter Bank & Trust under triple net operating leases. The Bank is responsible for all property taxes, insurance and maintenance costs on each leased office. The Corporation incurs both interest and depreciation expense related to each office as well as other, minimal operating costs. In addition, the Corporation and its subsidiary own several non-bank commercial properties.

The Corporation leases substantially all of its property under noncancellable long term operating leases. Future minimum payments, due under existing leases were as follows at December 31, 2006:

2007	$ 3,716,304
2008	3,771,102
2009	3,774,765
2010	3,778,464
2011.....	3,782,201
Thereafter	14,428,838
	$33,251,674

A number of tenants leasing the Corporation's non-bank commercial properties have leases that expire over the next five years. Most of these have renewal options that may be exercised. If this occurs, the lease payments over the next five years will be higher than the amounts listed above.

Note 5 - LONG-TERM DEBT

Long-term debt consists of the following at December 31:

	2006	2005
Mortgage loan secured by real estate (shopping center) and related leases. Monthly payments are $19,403 including principal and interest at 8.25%, with the final payment due in 2012	$ 976,720	$ 1,122,386
Mortgage loan secured by real estate (shopping center) and related leases. Monthly payments are $8,418 including principal and interest at 7.00%, with the final payment in 2011	413,209	482,638
Mortgage loan secured by real estate (shopping center) and related leases. Monthly payments are $18,175 including principal and interest at 8.38%, with the final payment due in 2018	1,738,602	1,830,305
Mortgage loan secured by real estate and lease for a Golden Corral restaurant. Monthly payments are $16,302 including principal and interest at 6.00%, with the final payment due in 2013	1,147,225	1,269,984
Mortgage loan secured by real estate (office park) and related leases. Monthly payments are $17,444, including principal and interest at 7.00%, with the final payment due in 2021	1,928,492	2,000,085
Mortgage loans secured by real estate (branch bank facilities) and related leases. Monthly payments at December 31, 2006 are $212,379, including principal and interest, with the final payments due from 2017 to 2024. Interest rates range from 6.00% to 8.75% at December 31, 2006, and are subject to adjustments at various times	23,561,434	24,174,414
	29,765,682	30,879,812
Less current portion	(1,619,268)	(3,373,848)
	$28,146,414	$27,505,964

Maturities of long-term debt at December 31, 2006 are as follows:

2007	$ 1,619,268
2008	1,752,639
2006	1,897,122
2010	2,053,651
2011	2,197,465
Thereafter	20,245,537
	$ 29,765,682

Note 6 - INCOME TAXES

The income tax expense consists of the following:

	2006	2005	2004
Current	$ 150,358	$ 202,620	$ 194,204
Deferred	(3,868)	(12,677)	(1,052)
	$ 146,490	$ 189,943	$ 193,152

Income tax expense differs from the amount of income tax determined by applying the U.S. Federal Income tax rate to pretax income due to the following:

	2006	2005	2004
Tax expense computed by applying federal statutory rates to income before income taxes	$ 125,504	$ 159,277	$ 160,928
State income taxes	21,436	30,666	32,224
	$ 146,940	$ 189,943	$ 193,152

There were no significant deferred tax assets or liabilities at December 31, 2006 and 2005.

Note 7 - RELATED PARTY TRANSACTIONS

The Chairman of the Board and President of the Corporation serves in a similar capacity for Carter Bank & Trust.

At December 31, 2006 and 2005, the Corporation had outstanding mortgage loans with the Bank totaling $28,788,961 and $29,757,426 respectively. The Corporation is directly obligated on these loans. No mortgage loans were obtained from the Bank in 2006: principal payments on these loans were $968,464 for 2006, $985,132 for 2005. The Corporation also leases branch-banking locations to the Bank. Lease income received from the Bank was $2,761,592 in 2006 and $2,641,855 in 2005.

At December 31, 2006, the Corporation had accrued interest to the Bank of $196,452 and $187,773 at December 31, 2005. Total interest expense paid to the Bank was $2,275,686 for 2006, and $2,139,285 for 2005.

At December 31, 2006, the Corporation had a demand note payble to Carter Bank & Trust for $475,000 at 8% interest entered into on December 29, 2006 and a note for $90,000 payable to the Mortgage Company of Virginia's non-qualified plan for the benefit of the President at 8% entered into on November 29, 2006. Interest paid on these loans for the year ended December 31, 2006 amounted to $839. The Corporation had a demand note payable to the President at December 31, 2005 of $25,000 at 6% interest entered into on December 19, 2005 paid in full on September 15, 2006 and a demand note payable entered into on September 15, 2006 for $300,000 at 8% interest paid in full on December 28, 2006. Interest on the two notes paid in full during 2006 was $8,014. The Corporation entered into a demand note payable to Patrick Henry National Bank (merged into Carter Bank & Trust -see Note 1) on September 19, 2006 for $75,000 at 8% interest paid in full on November 17, 2006. The interest paid on this note for the year ended December 31, 2006 was $1,183. These funds were used for operations.

Note 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Values of Financial Instruments* requires the Corporation to disclose the estimated fair values of its financial assets and liabilities. The estimated fair values were determined using the following assumptions:

Cash: The carrying value of cash approximates fair value.

Notes Payable: The carrying value of the notes payable approximates fair value.

Long-term Debt: The fair value of long-term debt is estimated by discounting the anticipated cash flows using estimated market rates for similar loans available in the Corporation's market area.

	2006		2005	
	Carrying Value	**Fair Value**	**Carrying Value**	**Fair Value**
Financial assets				
Cash	$ 88,277	$ 88,277	$ 110,119	$ 110,119
Financial liabilities				
Notes payable	$ 565,000	$ 565,000	$ 25,000	$ 25,000
Long-term debt	29,765,682	28,969,100	30,879,812	31,584,017
	$30,330,682	$29,534,100	$30,904,812	$31,609,017

Note 9 - Commitments and Contingencies

On July 30, 2002, Congress passed the Sarbanes-Oxley Act. This law affected the Corporation through enhanced corporate governance and Board oversight, as well as increased timeliness of required SEC filings.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Corporation is authorized to issue 400,000 shares of common stock, with no par value. On February 28, 1995, the Corporation distributed 398,244 shares of its common stock to approximately 3,000 shareholders for no consideration. As of December 31, 2006, the Corporation had approximately 2,800 shareholders of record and 398,244 shares outstanding.

The Corporation is not aware of any brokerage firms making a market in the Corporation's common stock or any securities professionals following the Corporation, and no public trading market for the stock has developed. Management believes that the consideration for any shares of stock that may have been traded in recent years has been minimal.

The Corporation has not paid dividends since its incorporation and no dividends are anticipated in the foreseeable future.

DIRECTOR AND EXECUTIVE OFFICER

The following information is provided as of November 13, 2007.

Directors Name (Age)	Director Since	Principal Occupation During Past Five Years
Worth Harris Carter, Jr. (70)	1988	Chairman of the Board and President

Worth Harris Carter, Jr. is also a director and officer of the following companies:

Chairman of the Board and President of Carter Bank & Trust since the Merger;
Chairman of the Board of First National Bank since 1976, President since 1986 until the Merger;
Chairman of the Board and President of First National Exchange Bank since 1998 until the Merger;
Chairman of the Board and President of Patrick Henry National Bank since 1977 until the Merger;
Chairman of the Board of Peoples National Bank since 1976, President since 1981 until the Merger;
Chairman of the Board of Blue Ridge Bank since 1982, President since 2004 until the Merger;
Chairman of the Board and President of Community National Bank since 1985 until the Merger;
Chairman of the Board and President of Central National Bank since 1996 until the Merger;
Chairman of the Board and President of Mountain National Bank since 1996 until the Merger;
Chairman of the Board and President of Shenandoah National Bank since 1996 until the Merger;
Chairman of the Board and President of Patriot Bank since 1996 until the Merger;
Chairman of the Board and President of Mortgage Company of Virginia since 1984;
Chairman of the Board and President of Bank Services Insurance, Inc. since 2003;
Chairman of the Board and President of Coresoft, Inc. since 2004;
Chairman of the Board and President of Bank Services of Virginia, Inc. since 1984; and
Manager of Blackstone Properties, L.L.C. since 1998.

Conner, Robert W. (67)	1995	Robert W. Conner is and has been Clerk of the Circuit Court of Halifax County for more than five years. He served as a Director of Community National Bank, South Boston, Virginia since 1985 until the Merger. He serves as a Director of Carter Bank & Trust. He has served on the Boards of Directors of both Bank Services of Virginia and Mortgage Company of Virginia.
Hall, Charles E. (65)	1995	Charles E. Hall is and has been a Farmer for more than five years. He has served on the Board of Directors for Blue Ridge Bank, N.A., Floyd, Virginia since 1978 until the Merger. He serves on the Board of Directors of Carter Bank & Trust. He has served on the Boards of Directors of both Bank Services of Virginia and Mortgage Company of Virginia.
Prillaman, Haller G. (74)	1995	Haller G. Prillaman has been President of Prillaman Brothers, Inc., Martinsville, Virginia for more than five years. He served as a Director for Patrick Henry National Bank, Bassett, Virginia, since 1976, and a Director of Mountain National Bank, Galax, Virginia, since 1996, until the Merger. He serves on the Board of Directors of Carter Bank & Trust. He has served on the Boards of Directors of both Bank Services of Virginia and Mortgage Company of Virginia.

Directors Name (Age)	Director Since	Principal Occupation During Past Five Years
Williams, R. E. (73)	1995	R. E. Williams is retired. Previously he was President of Dry Fork Milling Company, Inc., Danville, Virginia for more than five years. He has also served as a Director of Central National Bank, Lynchburg, Virginia, and of Patriot Bank, N. A. since 1996, and Peoples National Bank, Danville, Virginia, since 1977 until the Merger. He serves on the Board of Directors of Carter Bank & Trust. He has served on the Boards of Directors of both Bank Services of Virginia and Mortgage Company of Virginia.

Executive Officers

Mr. Carter, Chairman of the Board and President of the Corporation, is discussed above.

Jane Ann Davis, (45), has served as Secretary and Treasurer of the Corporation since 1995. Ms. Davis also serves as an officer and director of both Bank Services of Virginia and Mortgage Company of Virginia and as an officer of Carter Bank & Trust.

END